SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of letter dated September 5, 2014, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores:

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

By letter dated September 5 2014, the Company reported that, through its subsidiary Rigby 183 LLC ("Rigby 183"), has signed a contract subject to certain conditions in order to sell 183 Madison building, located in the City of New York, United States.

On December 2010,  the company through a subsidiary, acquired 49% stake in Rigby 183 LLC, which owns the building, valued at USD 85.1 million. In November 2012, IRSA, indirectly, increased a 25.5% interest in Rigby 183 LLC to 74.50% of its outstanding shares. At the time of this acquisition, the building was valued at 147.5 million and the debt, non-recourse to IRSA increased from USD 50 million to USD 75.

The current valuation of the building increased to USD 185,000,000, amount signed in the agreement mentioned above. The company is working on the conditions established in the contract to make effective the sale. The settlement of the transaction is expected to take place during September 2014.-

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
September 8, 2014